UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 8, 2011

Commission File Number: 001-33800

SearchMedia Holdings Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

13F Central Modern Building 488 Xin Hua Rd, Putuo District Shanghai, China, 200060
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

 SearchMedia Announces Recent Insider Purchases
 Management Provides Update on Insider Stock Purchase Activity in 2011

Shanghai, China, April 8, 2011 — SearchMedia Holdings Limited (“SearchMedia” or
the “Company”) (NYSE Amex: IDI, IDI.WS), one of China's leading nationwide multi-platform media companies, today announced that the executive management team, including the Co-Chairman of the Board Robert Fried, Chief Executive
Officer Paul Conway and Chief Financial Officer Wilfred Chow, members of the
Board of Directors, and Frost Gamma Investments Trust, a trust controlled by
Phillip Frost, M.D. and the beneficial owner of more than 10 percent of
SearchMedia’s common stock, have increased their ownership of the Company, particularly in the past seven months.  Since September 1, 2010, SearchMedia’s inside ownership has increased by approximately 180,370 shares purchased in the open market, at an average price of $2.07.  Since January 1, 2011, SearchMedia’s inside ownership has increased by approximately 65,370 shares purchased in the open market, at an average price of $1.86.  Since SearchMedia is a foreign private issuer, its officers and directors are not subject to Section 16 of the
Securities Act of 1934 and therefore are not required to file a Form 4 in connection with acquisitions of SearchMedia’s stock.

Wilfred Chow, Chief Financial Officer of SearchMedia, commented, “Recent insider buying, including purchases made this week, reflects the shared confidence we have in SearchMedia’s long-term opportunity to be the leading out of home advertising provider in China.”

About SearchMedia
SearchMedia is a leading nationwide multi-platform media company and one of the largest operators of integrated outdoor billboard and in-elevator advertising networks in China. SearchMedia operates a network of high-impact billboards and one of China’s largest networks of in-elevator advertisement panels in 50 cities throughout China.  SearchMedia’s core outdoor billboard and in-elevator platforms enable it to provide multi-platform, “one-stop shop” services for its local, national and international advertising clients.

Forward-Looking Statements
Any statements contained in this press release that do not describe historical facts, including statements about SearchMedia’s beliefs and expectations, may constitute forward-looking statements as that term is defined by the United
States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,”
“anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Any forward-looking statements contained herein, including the insiders’ confidence in the in the Company’s long-term opportunity to be a leading out of home advertising provider in China, are based on current expectations, but are subject to a number of risks and uncertainties that may cause actual results to differ materially from expectations. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement, including the risks as outlined in the Company’s filings with the U.S. Securities and Exchange Commission.
SearchMedia cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. SearchMedia does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based.

For more information, please contact:
In New York:  Ashley M. Ammon: (646) 277-1227
In Beijing:  Wen Lei Zheng: 86 10 6583-7510

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SearchMedia Holdings Limited

Date: April 8, 2011	By:	Paul Conway
	Name:	Paul Conway
	Title:	Chief Executive Officer